Exhibit 99.2

Hello,

My name is Maya Shah. I am a specialist on the Masterworks acquisitions team.

It’s my pleasure to share with you our most recent offering by one of the most beloved and recognizable Japanese artists working today – Yoshitomo Nara.

Nara’s signature style, which is featured in this work, is often referred to as a “kowa kowaii” or “creepy cute” aesthetic and developed in the mid-1990s while the artist was living in Germany. During this time, Nara began to exhibit his work internationally. This global recognition would help to drive commercial demand for his work into the future. In 2021, Nara ranked 14th among all artists with auction sales of over $135 million.

Our acquisitions team has been offered over 80 works by Yoshitomo Nara around the globe. Of these works, this is the first one we acquired to be offered on our platform.

We are currently transitioning to a new proprietary format for how we rate individual artworks and artist markets based upon “Similar Sale Appreciation,” “Artist Market Liquidity” and “Artist Market Risk.”

For this particular work:

●	We rate “similar sale appreciation,” which represents how the prices of similar works have appreciated historically relative to other offerings, as “high.”

●	We rate “artist market liquidity” for this offering also as “high.” Nara’s sales at auction in 2021 were in the top 3% of the over 500 artists that we track.

●	We rate “artist market risk” as “medium.” The rate at which Nara paintings are purchased and then resold for a lower price is approximately 13%.

The Painting we are offering today, entitled “No Hopeless,” was exhibited in Nara’s first solo exhibition in New York City in 2010 and is an excellent example of the nuanced depictions of children that comprise Nara’s most iconic body of work.

“No Hopeless” was created in 2007 and is a medium-scale, half-length portrait of a child with a paper bandage affixed over their left eye. Although past price performance is not indicative of future results, larger half-length portraits in this style hold five of the artist’s top ten records at auction, with works such as: “Can’t Wait ‘til the Night Comes,” “Under the Hazy Sky” and “Agent Orange (In the Milky Lake),” selling for prices ranging from $8 to nearly $12 million US Dollars.

Between 2002 and 2021, the average hammer price for paintings by Nara increased from just over $26,000 to $1.7 million. In 2019, Nara became the most expensive Japanese artist to sell at auction when “Knife Behind Back” sold for the equivalent of more than $24 million US dollars, after a ten-minute bidding war at Sotheby’s in Hong Kong.

Overall, Masterworks’ “track record” across all of our investment vehicles is 15.8%, net of fees, on an annualized basis through December 31st, 2021.

We are fortunate to be able to offer this work. As investing involves risk, before investing, please be sure to carefully review the Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd.